December 2, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C., 20549

Re:

American Independence Corp.

Form 10-K for Fiscal Year Ended December 31, 2004

File No. 001-05270

Dear Mr. Rosenberg:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated November 18, 2005, regarding the above referenced filing of American Independence Corp. ("AMIC" or the “Company”). Below are the Staff’s comments followed by our responses.

Management's Discussion and Analysis

Q1.  Outlook, page 24

Please refer to prior comment two. We understand that business production originates with your MGUs, is underwritten by IHC and then ceded to you.  Your proposed new disclosure does not discuss or quantify the key factors underlying the significant increase in business produced by your MGUs and underwritten by IHC in 2004 and the corresponding 59% increase in your assumed premiums and only states that an increase in 2005 premiums earned similar to that in 2004 is not expected. This disclosure does not appear to facilitate investors’ determination of the likelihood that your past performance is indicative of future performance. Please explain to us and quantify, in disclosure-type format, the key factors and trends underlying the increase in 2004 MGU production, IHC’s revenue growth and your assumed premiums and provide a more specific discussion and quantification of the impact of these key factors and related trends on your expected revenues and operating results.

A1.  As described below, the 59% increase in premiums assumed by Independence American does not directly “correspond” to the increase in business produced by the MGU Subsidiaries because it is only one of the three factors that determine the amount of premiums assumed: (i) the percentage of business ceded to Independence American pursuant to the IHC Treaties or otherwise (this accounted for the largest part of the 59% increase); (ii) the amount of gross premium produced by the MGU Subsidiaries and other distribution sources written by Standard Life or Madison Life that is ceded to Independence American under the IHC Treaties; and (iii) the amount of gross premium produced by the MGU Subsidiaries and other distribution sources written by carriers other than Standard Life or Madison Life that is ceded to Independence American.  The Company cannot accurately predict any of these three items at the time the 10-K is written, but will address as much as it can reasonably predict as noted below.

 The Company will include an updated disclosure of the following in future filings:

Outlook

Independence American

Independence American, which is domiciled in Delaware, is licensed to write property and/or casualty insurance in 35 states and the District of Columbia, and has improved to a B++ (Very Good) rating from A.M. Best Company, Inc. ("A.M. Best"). An A.M. Best rating is assigned after an extensive quantitative and qualitative evaluation of a company's financial condition and operating performance, and is also based upon factors relevant to policyholders, agents, and intermediaries, and is not directed towards protection of investors. A.M. Best ratings are not recommendations to buy, sell or hold securities of the Company.

Independence American is primarily a reinsurer, and currently derives most of its business from pro rata quota share reinsurance treaties (the “IHC Treaties”) with Standard Security Life Insurance Company of New York ("Standard Life") and Madison National Life Insurance Company, Inc. ("Madison Life"), which are wholly-owned subsidiaries of Independence Holding Company (“IHC”).  IHC owns 48% of the Company’s common stock.  The IHC Treaties were entered into in 2002 and terminate on December 31, 2014, unless terminated sooner by Independence American.

There are three factors that determine the amount of premiums assumed by Independence American: (i) the percentage of business ceded to Independence American pursuant to the IHC Treaties or otherwise; (ii) the amount of gross premium produced by the MGU Subsidiaries and other distribution sources written by Standard Life or Madison Life that is ceded to Independence American under the IHC Treaties; and (iii) the amount of gross premium produced by the MGU Subsidiaries and other distribution sources written by carriers other than Standard Life or Madison Life that is ceded to Independence American.

With respect to the IHC Treaties, the Company’s operating results are affected by the following factors: (i) the percentage of business ceded to Independence American pursuant to the IHC Treaties; (ii) the amount of gross premium written by Standard Life and Madison Life that can be ceded pursuant to the IHC Treaties; and (iii) the profitability of the business ceded.

IHC must cede a minimum of 15% of its Medical Stop-Loss business to Independence American, and IHC has increased this percentage each year since inception of the IHC Treaties.   Standard Life, Madison Life and Independence American have received regulatory approval for Standard Life and Madison Life to cede up to 30% to Independence American under most of IHC’s Medical Stop-Loss programs. For the twelve months ended December 31, 2004 and December 30, 2003, Standard Life and Madison Life ceded an average of 19.3% and 13.1%, respectively, of their Medical Stop-Loss business to Independence American.  This increase in ceding percentage, combined with a 13% increase in gross Medical Stop-Loss business written by IHC (including business written by the MGU Subsidiaries and otherwise), accounts for the majority of the 59% increase in earned premiums. The increase of 6.2% from 2003 to 2004 was comprised of two parts: (i) 1.9% represents the increase required to satisfy the contractually-required minimum of 15% referred to above and (ii) the balance represents an additional percentage made available by IHC to be ceded to Independence American.  In 2005 and beyond, any increase in the percentage of Medical Stop-Loss ceded to Independence American will depend on how much IHC determines it has available to reinsure and Independence American’s desire to increase the percentage.  Since the percentage being ceded is now well in excess of the contractual minimum an increase comparable to the increase from 2003 to 2004 should not be expected.

The Company does not expect a similar increase in premiums earned in 2005, due to a smaller increase in the percentage ceded under the IHC Treaties during 2005 as compared to the increase in prior years.  In addition to the increase in the percentage of business IHC ceded to Independence American, IHC reported that in 2004 it wrote $291 million of gross Medical Stop-Loss premiums, an increase of 13% from the $257 million it wrote in 2003.  IHC has also reported, and the MGUs also expect, that gross Medical Stop-Loss premiums will decrease in 2005 as a result of writing and/or renewing fewer policies due to stricter underwriting guidelines imposed by IHC, partially offset by increases in rates on the policies retained.  This will result in a decrease in the gross amount of premium available to be ceded to Independence American. Although there is no guaranty that IHC will continue to increase the percentage of business ceded to Independence American or, in fact, cede in excess of 15%, the AMIC MGUs are the largest producers of Medical Stop-Loss business for IHC, controlling a majority of this premium in 2004.

If Independence American, Standard Life, and Madison Life had agreed to increase the average percentage ceded to Independence American by 1% (from the 19.3% ceded for the twelve months ended December 31, 2004) and Standard Life’s and Madison Life’s gross written premium had remained unchanged, Independence American’s premium would have increased by approximately $2.5 million, which is approximately 4% of total net premiums earned for the year ended December 31, 2004. That premium, however, would not have flowed directly to pre-tax operating income because of changes in insurance benefits, claims and reserves and other expenses attributable to the increase in premiums.

 Upon renewal of each of the programs underlying the IHC Treaties, Standard Life and Madison Life determine the maximum percentage of risk to be offered to Independence American and Independence American determines the percentage that it wishes to accept. A typical pro rata quota share reinsurance treaty is for a twelve month period in which the ceding company and the reinsurer share the premiums as well as the losses and expenses in an agreed proportion for all policies written with an effective date within this period.  Most treaties run from January 1 to December 31, but others could begin and end in other periods.  Therefore the percentage ceded could change as the year progresses.

The Medical Stop-Loss market is generally cyclical in nature. When a product experiences several consecutive years of underwriting profitability, it is not unusual for there to be more competitors entering that line which can increase pressure on pricing and create a “softer” market. The Medical Stop-Loss market began to “soften” in 2003 and less favorable conditions continued through 2004. As a result of these market conditions, the rate that the carriers that cede business to the Company were able to charge for Medical Stop-Loss increased at a lesser rate in recent years, however, increases in medical trend have also been held in check to a greater extent and deductibles and attachment points have increased. This reduces the risk taker’s overall risk exposure.  Despite these market conditions, the Company produced profitable results in 2003 and 2004, and expects continued profitability in 2005.

Therefore, the impact on the Company’s operating results relating to the IHC Treaties can be summarized as follows: (i) assuming continuing profitability of the underlying business, the Company’s results would be positively impacted if IHC were to cede a higher percentage and  adversely affected if IHC were to cede less; (ii) Independence American’s income would be negatively impacted if IHC’s gross premium were to decrease,  and (iii) Independence

American’s income in future years would be positively affected if IHC were to produce higher profit margins, and negatively impacted if loss ratios increase.

Commencing in July 2004, Independence American began reinsuring 20% of Standard Life’s short-term statutory disability benefit product (“DBL”).  Standard Life is not contractually obligated to continue to cede this business to Independence American after termination of the current treaty year.  In 2005, Standard Life and Madison Life began ceding 10% of employer-sponsored group major medical, and 10% of its individual short-term medical products (“Short-Term”) to Independence American. Standard Life and Madison Life are not contractually obligated to continue to cede this business to Independence American after termination of the current treaty years.  The Company does not expect the amount ceded to it from IHC will change significantly in the next twelve months.

MGU Subsidiaries

The MGU Subsidiaries earn income in two ways. They earn fee income based on the volume of business produced (“MGU Fee Income-Regular”) and collect profit-sharing commissions (“MGU Fee Income Profit-Sharing Commissions”) if such produced business exceeds certain profitability benchmarks.  MGU Fee Income Regular increased from $12,808,000 in 2003 to $14,848,000 in 2004, a 15.9% increase.  Approximately two-thirds of this increase is attributable to acquisitions by IndependenceCare Holdings and the balance to organic growth at RAS during this time period. IHC has also reported, and the MGU Subsidiaries also expect, that gross Medical Stop-Loss premiums will decrease in 2005 as a result of writing and/or renewing fewer policies due to stricter underwriting guidelines discussed above, partially offset by increases in rates on the policies retained.  This will result in a decrease in the amount of business written by the MGU Subsidiaries in 2005 and will adversely affect MGU Fee Income Regular.

MGU Fee Income Profit-Sharing Commissions increased from $2,619,000 in 2003 to $2,749,000 in 2004, a 5.0% increase.  This increase is largely attributable to increased profitability at IndependenceCare Holdings. Profit sharing commissions for 2005 and future years will be adversely affected by higher loss ratios for business written in 2003 and 2004 by the MGU Subsidiaries.  Although the MGU Subsidiaries expect that the profitability of their block of business will improve in 2005, it may not be enough improvement for them to qualify for MGU Fee Income Profit-Sharing Commissions based on the expected 2005 results.  If they do so qualify, profit-sharing commissions would be accounted for beginning in the period in which the Company believes they are reasonably estimated.

If you have any questions concerning this letter, or if you would like additional information, please do not hesitate to call me at (203) 358-8000.

Very truly yours,

/s/ Teresa A. Herbert________

Senior Vice President

Chief Financial Officer

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